November 21, 2016

Via EDGAR

Mr. H. Roger Schwall

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	JX Holdings Kabushiki Kaisha

Draft Registration Statement on Form F-4

Submitted August 1, 2016

CIK No. 1452922

Dear Mr. Schwall,

At the request of JX Holdings, Inc. (“JX Holdings”), we are responding to comment 4 of the comment letter, dated August 26, 2016, from the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form F-4 submitted on August 1, 2016.

The response of JX Holdings to the Staff’s comment 4 is set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comment and have provided the response immediately below the comment.

How Will Shareholders with Less Than a Unit of Shares of Holdco be Treated after the Share Exchange?, page ii

4.	We note that “a holder of less than a unit of Holdco shares may request that Holdco sell to the holder from any available treasury stock an amount of shares which will, when added to the number of shares held by such holder, constitute one unit of shares.” To the extent that this constitutes an offer of those shares to TonenGeneral holders in this solicitation, tell us what consideration you have given to registering that offer in this registration statement.

The Companies Act of Japan (the “Companies Act”) provides for a unit share system under which a certain number of shares of a joint stock corporation as specified in its articles of incorporation constitute one unit. Under the Companies Act, the maximum number of shares constituting one unit is 1,000 shares and 78.7% of the companies listed on the Tokyo Stock Exchange as of August 1, 2016 have 100 shares constituting one unit. The Tokyo Stock Exchange and other major exchanges in Japan have announced they require all listed companies to have 100 shares constitute one unit by October 2018. The Companies Act imposes significant restrictions and limitations on holdings of common stock that do not represent one unit or integral multiples of a unit. For example, a holder of shares representing less than one unit (an “odd-lot shareholder”) cannot exercise any voting rights with respect to such shares and cannot trade his or her shares on the Tokyo Stock Exchange.

Due to these limitations and restrictions, Japanese companies are required by the Companies Act to purchase, when requested by an odd-lot shareholder, such shareholder’s common stock representing less than a unit. The Companies Act also allows Japanese companies to provide in their articles of incorporation a right for their odd-lot shareholders to request the issuer to sell from any available treasury stock the number of shares that would, when added to the number of shares held by such shareholder, constitute one unit (a “top-up right”). According to an authoritative commentary on the Companies Act, the author of the relevant provision of the Companies Act made it an option for the Japanese companies rather than an obligation to provide for the top-up right, as (i) it is intended as a special benefit to the odd-lot shareholders and (ii) the implementation of the top-up right would impose a certain level of burden on the companies. As odd-lot shares do not trade on the Tokyo Stock Exchange, the top-up right is the only way for odd-lot shareholders to become ordinary shareholders with voting rights commensurate with their shareholdings (unless they exercise their right to sell their odd-lot shares to the issuer or unless a securities broker is willing to trade odd-lot shares on an over-the-counter basis). According to a survey in October 2015 by Zenkoku Kabukon Rengokai, an industry body with 2,192 member companies, of the 1,695 listed companies that responded to its survey, 1,029 companies (or 60.7% of those companies) provided for a top-up right in their articles of incorporation.

Because Japanese companies have limited control over the number of odd-lot shareholders, the number of shares constituting one unit and the timing of exercise of the top-up right by odd-lot shareholders, the provision of a top-up right is not, and as explained above, it is not intended to be, an effective means of capital raising. Rather, according to an authoritative commentary on the Companies Act, it is intended as a standing right of the odd-lot shareholders to become an ordinary shareholder. With respect to JX Holdings, 100 shares of JX Holdings common stock constitute one unit. Therefore, the maximum number of shares that JX Holdings can sell to any odd-lot shareholder pursuant to the top-up right is 99 shares, the value of which as of August 31, 2016 would be ¥38,303 (or approximately $370.50). In the fiscal year ending March 31, 2016, JX Holdings received 13 requests by shareholders to exercise their top-up right, of which none was from a U.S. holder. In the fiscal year ending March 31, 2011, which is the first year of JX Holdings’ operations following the business intergration between Nippon Oil and Nippon Mining (which created odd-lot shareholders), JX Holdings received 157 requests by shareholders to exercise their top-up right, of which none was from a U.S. holder.

Many Japanese registrants provide for the top-up right without maintaining a Form F-1 registration with respect to the shares to be issued in the event the top-up right is exercised. Any such registration statement, if required, would have to be current so long as the top-up right is provided for and the requirement to maintain a current Form F-1 registration statement would arguably be applicable to any Japanese company that issues shares to U.S. holders who will hold an odd lot, whether or not the original offer of the shares is registered, so long as it provides for a top-up right as a standing right of odd-lot shareholders pursuant to its articles of incorporation. Such a requirement would discourage the provision of a top-up right by Japanese companies generally and would conflict with the investor protection intent of the Companies Act. In the past, Japanese registrants have not been required to maintain a current Form F-1 registration statement with respect to the shares to be issued pursuant to the exercise of a top-up right.

JX Holdings would be willing to register on its Form F-4 additional shares that it expects to issue shortly after the share exchange pursuant to the exercise of the top-up right by the newly created odd-lot shareholders. However, in light of the above, JX Holdings requests the Staff to not require the maintenance of a current Form F-1 registration statement with respect to the shares to be issued pursuant to a top-up right.

Per the Staff’s request, JX Holdings has obtained the following information from TonenGeneral:

-	There are 141 U.S. shareholders based on the shareholders’ register as of June 30, 2016.

-	JX Holdings estimates that it will register an additional 5,800 shares on Form F-4 in order to cover the additional shares that may be issued pursuant to the exercise of a top-up right shortly after the share exchange.

JX Holdings estimated the registration of an additional 5,800 shares through the following method:

1.	Multiply the shareholding of each U.S. shareholder of TonenGeneral common stock by 2.55, the share exchange ratio. The resulting number will be the estimated shareholding of JX Holdings common stock by such U.S. shareholder immediately after the share exchange.

2.	For each U.S. shareholder of TonenGeneral who is expected to receive odd-lot shares of JX Holdings in the share exchange, calculate the maximum number of shares issuable to such shareholder pursuant to the exercise of the top-up right (i.e., the difference between 100 shares and the number of odd-lot shares).

3.	Aggregate the number of shares in step 2 above for all U.S. shareholders of TonenGeneral who are expected to become odd-lot shareholders. The total was 5,041 shares.

4.	Add 15% headroom to the total to allow for a certain margin of error (i.e., 5,041 shares x 1.15 = 5,797 shares).

JX Holdings acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc: Takenobu Masuda (JX Holdings, Inc.)

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